UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

DRUGMAX, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

262240 10 4

(CUSIP Number)

Edgardo Mercadante, 312 Farmington Avenue, Farmington, CT 06032-1968, (860) 676-1222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-1(7) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

(Continued on following pages)

CUSIP No. 262240 10 4	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Edgardo Mercadante
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION American

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 1,482,847 8 SHARED VOTING POWER 0 9 SOLE DISPOSITIVE POWER 1,482,847 10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,482,847(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.21%(2)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 262240 10 4	13D	Page 3 of 6 Pages

(1) Includes 261,175 shares of restricted stock (the “Restricted Stock”) and 1,221,672 shares issuable upon the exercise of an option to purchase common stock (the “Options”). The Options were fully vested on the date of grant (November 22, 2004) but may only be exercised as set forth in Mr. Mercadante’s option agreement.

(2) Based upon an aggregate of 20,557,740 shares outstanding, which consist of the 8,201,886 shares outstanding on November 11, 2004, plus the 10,470,507 shares issued to the shareholder of Familymeds Group, Inc. in connection with the Company’s merger with Familymeds, plus 663,675 shares of Restricted Stock issued to certain employees and directors in connection with the merger, plus Mr. Mercadante’s 1,221,672 Options.

Page 4 of 6 Pages

Item 1. Security and Issuer.

This statement relates to the common stock, par value $.001 per share (“Common Stock”), of DrugMax, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is 312 Farmington Avenue, Farmington, CT 06032-1968. The Company operates a retail pharmacy division and also is a full-line, wholesale distributor of pharmaceuticals, over-the-counter products, health and beauty care aids, nutritional supplements, and other related products.

Item 2. Identity and Background.

This statement is filed by Edgardo Mercadante, the Chief Executive Officer and Co-Chairman of the Board of Directors of the Company. His business address is 312 Farmington Avenue, Farmington, CT 06032-1968. Mr. Mercadante is United States citizen. During the past five years, he has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration.

The Company recently merged with Familymeds Group, Inc. Mr. Mercadante was previously the Chief Executive Officer and Chairman of the Board of Familymeds. The merger agreement between Familymeds and DrugMax provided that in connection with the merger, certain employees and directors of Familymeds that agreed to continue to provide services to the Company after the merger would be entitled to receive shares of restricted stock of the Company and options to purchase common stock of the Company as an incentive and award for future performance. On November 12, 2004, Mr. Mercadante was appointed to the Board of Directors of the Company and was appointed as the Company’s Chief Executive Officer. Accordingly, on November 19 and 22, 2004, the Company, in compliance with its contractual obligations, issued to Mr. Mercadante 261,175 shares of restricted stock and an option to purchase 1,221,672 shares of common stock of the Company.

Item 4. Purpose of Transaction.

See Item 3 above. Other than as described above, Mr. Mercadante has no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Company.

(a) Mr. Mercadante’s beneficial ownership of shares of common stock of the Company is incorporated by reference to Item 11 of his Cover Page.

(b) The number of shares as to which Mr. Mercadante has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition or shared power to dispose or to direct the disposition is incorporated by reference to Items 7 through 10 of his Cover Page.

(c) See Item 3.

(d) Not applicable.

(e) Not applicable.

Page 5 of 6 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Materials to be Filed as Exhibits.

None.

Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct, as of November 23, 2004.

/s/ Edgard Mercadante
Edgard Mercadante